FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

September, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, September 5, 2012

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

RE: SIGNIFICANT EVENT

Dear Sir,

Pursuant to articles 9 and 10, paragraph 2 of Law 18,045, and the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers thus bestowed upon me,  I hereby inform you of the following significant event:

Yesterday, Empresa Nacional de Electricidad S.A. (Endesa Chile) was notified of a request for arbitration filed by Southern Cross Latin American Private Equity Fund III, LP (Southern Cross) in the arbitration procedure initiated by the latter Company due to discrepancies regarding the shareholders Agreement of the companies which compose the Gasatacama group dated August 1, 2007, arbitration which is processed by the judge Mr. Víctor Vial del Río. Southern Cross, shareholder who holds 50% of the companies which compose the Gasatacama group, has sued Endesa Chile for an alleged breach of that Agreement, specifically a breach on Article VI relative to the "Disposition of Rights in the Business".

Under this alleged breach, in which an obstruction in the disposition of the rights of Southern Cross in the business is attributed to Endesa Chile, it is requested that the breach of the Agreement in the petitory action of the lawsuit by Endesa Chile be declared and, in view of this, be condemned to pay a fine to Southern Cross for an amount of U.S. $ 10,000,000; to sell to Southern Cross its stake in Gasatacama, this is, 50% of the companies that compose such group, at a price equal to the book value less 20%; and the payment of a fine to Southern Cross for the equivalent sum of 15% of the value of the forced transaction which claims.

Endesa Chile, informs this unusual demand and announces that it will proceed to answer it with full conviction that it has no basis in fact nor in law and will counterclaim Southern Cross within the time period which is given in the arbitration procedure. In the above context, we estimate that the sue filed by Southern Cross will have no effect on the Endesa Chile’s financial position.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

Santa Rosa 76 – Teléfono (56-2) 630 9000 – Casilla 1392 Correo Central – Fax (56-2) 6353938     (56-2) 6354720 – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: September 05, 2012